The Dreyfus/Laurel Funds, Inc.
(the “Registrant”)
Dreyfus Large Company Stock Fund
Dreyfus Tax Managed Growth Fund
Dreyfus Small Cap Value Fund

Terms of New or Amended Securities

Sub-Items 77I (a) & 77Q1 (a)

     Effective December 3, 2008, no investments for new accounts were permitted in Class T of Dreyfus Large Company Stock Fund, Dreyfus Tax Managed Growth Fund and Dreyfus Small Cap Value Fund (the “Funds”), except that participants in certain group retirement plans were able to open a new account in Class T of the Funds, if the Funds were established as an investment option under the plans before December 3, 2008. After February 4, 2009 (the “Effective Date”), subsequent investments in the Funds’ Class A shares made by holders of the Funds’ Class T shares who received Class A shares of the Funds in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

     Effective on the Effective Date, the Funds issued to each holder of its Class T shares, in exchange for said shares, Class A shares of the Funds having an aggregate net asset value equal to the aggregate net asset value of the shareholder’s Class T shares. Thereafter, the Funds no longer offered Class T shares.

     These changes, with respect to each Fund, were reflected in a Post Effective Amendment No. 111 to the Registrant's Registration Statement on Form N-1A, filed on February 27, 2009, and the Articles Supplementary to Articles of Incorporation of the Registrant filed herewith.

77Q1 (a)

Dreyfus Bond Market Index Fund

     The Board of Directors of Registrant, on behalf of Dreyfus Bond Market Index Fund (the “Fund”), unanimously approved the classification and reclassification of eight hundred fifty million (850,000,000) authorized but unissued shares of the corporation’s Common Stock, $.001 par value per share, as additional shares of the Fund, of which four hundred twenty-five million (425,000,000) of such shares are Investor Class Common Stock and four hundred twenty-five million (425,000,000) of such shares are BASIC Class Common Stock of the Fund. These changes, with respect to the Fund, are reflected in the Articles Supplementary to Articles of Incorporation of the Registrant, filed herewith.

Dreyfus Large Company Stock Fund Dreyfus Tax Managed Growth Fund Dreyfus Small Cap Value Fund Dreyfus Strategic Income Fund (each, a “Fund” and, collectively, the “Funds”)

     At meetings held on July 23-24, 2008, the Board of Directors of the Registrant authorized the name change, effective December 1, 2008, of Dreyfus Premier Large Company Stock Fund to Dreyfus Large Company Stock Fund, Dreyfus Premier Tax Managed Growth Fund to Dreyfus Tax Managed Growth Fund, Dreyfus Premier Small Cap Value Fund to Dreyfus Small Cap Value Fund and Dreyfus Premier Strategic Income Fund to Dreyfus Strategic Income Fund. These changes, with respect to each Fund, were reflected in Post Effective Amendment No. 111 to the Registrant's Registration Statement on Form N-1A, filed on February 27, 2009.